FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of February, 2009

Commission file number: 1-14872

SAPPI LIMITED

(Translation of registrant's name into English)

48 Ameshoff Street
Braamfontein
Johannesburg 2001

REPUBLIC OF SOUTH AFRICA
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   X   Form 40-F

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1):

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (7):

        Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

        Yes   No   X

        If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

FORWARD-LOOKING STATEMENTS

In order to utilize the "Safe Harbor" provisions of the United States Private Securities Litigation Reform Act of 1995 (the "Reform Act"), Sappi Limited (the "Company") is providing the following cautionary statement. Except for historical information contained herein, statements contained in this Report on Form 6-K may constitute "forward-looking statements" within the meaning of the Reform Act. The words "believe", "anticipate", "expect", "intend", "estimate ", "plan", "assume", "positioned", "will", "may", "should", "risk" and other similar expressions which are predictions of or indicate future events and future trends which do not relate to historical matters identify forward-looking statements. In addition, this Report on Form 6-K may include forward-looking statements relating to the Company's potential exposure to various types of market risks, such as interest rate risk, foreign exchange rate risk and commodity price risk. Reliance should not be placed on forward-looking statements because they involve known and unknown risks, uncertainties and other factors which are in some cases beyond the control of the Company, together with its subsidiaries (the "Group"), and may cause the actual results, performance or achievements of the Group to differ materially from anticipated future results, performance or achievements expressed or implied by such forward-looking statements (and from past results, performance or achievements). Certain factors that may cause such differences include but are not limited to: the highly cyclical nature of the pulp and paper industry; pulp and paper production, production capacity, input costs including raw material, energy and employee costs, and pricing levels in North America, Europe, Asia and southern Africa; any major disruption in production at the Group's key facilities; changes in environmental, tax and other laws and regulations; adverse changes in the markets for the Group's products; any delays, unexpected costs or other problems experienced with any business acquired or to be acquired; consequences of the Group's leverage; adverse changes in the South African political situation and economy or the effect of governmental efforts to address present or future economic or social problems; and the impact of future investments, acquisitions and dispositions (including the financing of investments and acquisitions) and any delays, unexpected costs or other problems experienced in connection with dispositions. These and other risks, uncertainties and factors are discussed in the Company's Annual Report on Form 20-F and other filings with and submissions to the Securities and Exchange Commission, including this Report on Form 6-K. Shareholders and prospective investors are cautioned not to place undue reliance on these forward-looking statements. These forward-looking statements are made as of the date of the submission of this Report on Form 6-K and are not intended to give any assurance as to future results. The Company undertakes no obligation to publicly update or revise any of these forward-looking statements, whether to reflect new information or future events or circumstances or otherwise.

We have included in this announcement an estimate of total synergies from the proposed acquisition of M-real's coated graphic paper business and the integration of the acquired business into our existing business. The estimate of synergies that we expect to achieve following the completion of the proposed acquisition is based on assumptions which in the view of our management were prepared on a reasonable basis, reflect the best currently available estimates and judgments, and present, to the best of our management's knowledge and belief, the expected course of action and the expected future financial impact on our performance due to the proposed acquisition. However, the assumptions about these expected synergies are in herently uncertain and, though considered reasonable by management as of the date of preparation, are subject to a wide variety of significant business, economic and competitive risks and uncertainties that could cause actual results to differ materially from those contained in this estimate of synergies. There can be no assurance that we will be able to successfully implement the strategic or operational initiatives that are intended, or realise the estimated synergies. This synergy estimate is not aprofit forecast or a profit estimate and should not be treated as such or relied on by shareholders or prospective investors to calculate the likely level of profits or losses for Sappi for the fiscal 2009 or beyond.



1st

quarter results for
the period ended
December 2008

sappi

sappi

Sales by product group*



●	Coated fine paper	69%
●	Uncoated fine paper	4%
●	Coated specialities	8%
●	Commodity paper	7%
●	Pulp	11%
●	Other	1%

Sales by source*



●	North America	31%
●	Europe	47%
●	Southern Africa	22%

Sales by destination*



●	North America	31%
●	Europe	42%
●	Southern Africa	14%
●	Asia and Other	13%

Geographic ownership**



●	South Africa	77%
●	North America	11%
●	Europe and ROW†	12%

for the period ended December 2008

**as at December 2008*

† *Rest of World*

Financial summary

- **European acquisition completed on 31 December (post quarter end)**

- **Declining global demand leads to weak operating profit**

- **Significant production curtailment in December**

- **Coated paper prices increased in Europe; under pressure elsewhere**

- **Pulp prices declined more than US$200 per ton**

- **Basic EPS 6 US cents (favourably impacted by special items)**

		Quarter ended	
	Dec 2008	Dec 2007	Sept 2008
Key figures: (US$ million)			
Sales	**1,187**	1,377	1,519
Operating profit	**57**	91	25
Special items – (gains) losses *	**(32)**	1	64
Operating profit excluding special items	**25**	92	89
EBITDA excluding special items ***	**106**	188	180
Basic EPS (US cents) ****	**6**	12	(9)
Net debt ** including rights offer cash	**1,965**	2,495	2,405
Net debt ** excluding rights offer cash	**2,497**	2,495	2,405
Key ratios: (%)			
Operating profit to sales	**4.8**	6.6	1.6
Operating profit excluding special items to sales	**2.1**	6.7	5.9
Operating profit excluding special items to Capital Employed (ROCE) **	**2.6**	8.8	8.5
EBITDA excluding special items to sales	**8.9**	13.7	11.8
Return on average equity (ROE) **	**5.3**	9.3	(7.8)
Net debt to total capitalisation ** including rights offer cash	**51.3**	58.3	60.0
Net debt to total capitalisation ** excluding rights offer cash	**57.3**	58.3	60.0

Refer to page 10 for details on special items.
*** Refer to page 19, Supplemental Information for the definition of the term.*
**** Refer to page 20, Supplemental Information for the reconciliation of EBITDA excluding special items to profit for the period.*
***** Comparative figures have been revised in accordance with IAS 33 to reflect the impact of the rights offer.*
The table above has not been audited or reviewed.

Commentary

Sales volumes declined 8% in the quarter compared to a year earlier as a result of the global market downturn. Prices for coated paper increased relative to the prior quarter and a year earlier in Europe but were under pressure in the USA and many other markets. Pulp prices, including prices for chemical cellulose, fell sharply and by the end of the quarter NBSK prices were more than US$200 per ton lower than at the end of the previous quarter.

Demand fell off sharply as the quarter progressed, resulting in lower sales in all our businesses, particularly Saiccor. We took extensive production curtailment in December to match output to demand in addition to major planned maintenance outages during the quarter.

Although the prices of energy, wood and chemicals declined, the impact was delayed as we worked through higher cost inventories. Reduced production levels and stopping and starting our mills resulted in less efficient raw material usage. Input costs therefore remained at a high level.

Operating profit for the quarter was US$57 million compared to US$91 million a year earlier and US$25 million in the prior quarter. Special items for the quarter of US$32 million comprised favourable plantation price fair value adjustments which resulted from lower costs of harvesting and delivering to market, as energy costs fell, and higher wood prices. This compared with favourable special items of US$1 million a year ago and unfavourable special items of US$64 million in the prior quarter. Operating profit excluding special items was US$25 million for the quarter compared to US$92 million a year ago and US$89 million in the prior quarter.

Net finance costs for the quarter were US$21 million, US$7 million lower than a year ago as a result of lower interest rates, exchange gains and interest earned on the cash proceeds of the rights offer for approximately 10 days, partly offset by the effect of interest capitalised a year ago.

The effective tax rate for the quarter was 36%, similar to a year ago. Taxation for the quarter includes Secondary Tax on Companies of US$4 million relating to dividends declared in the quarter.

Basic EPS of 6 US cents per share for the quarter was favourably impacted by special items of 6 US cents per share. Basic EPS a year ago was 12 US cents per share (revised to reflect the rights offer in accordance with IAS 33).



Cash flow and debt

Cash generated from operations was US$95 million, down from US$155 million a year ago, as a result of lower operating profit. Working capital increased US$96 million during the quarter compared to an increase of US$133 million a year ago.

Following the commissioning of the Saiccor expansion we have contained capital expenditure to maintenance and short pay back items throughout the group. The cash effect of investing activities reduced to US$40 million compared to US$89 million a year ago.

We paid a dividend of US$37 million during the quarter prior to the rights offer. Historically dividends have been paid early in the second quarter.

The net proceeds of the rights offer conducted during the quarter of approximately US$532 million were received during December and were on hand at quarter end pending the completion of the acquisition of M-real's coated graphic paper business (the "European acquisition") on 31 December 2008. Net debt reported at quarter-end was therefore reduced by the additional cash on hand to US$2.0 billion from US$2.4 billion at September 2008. Excluding the proceeds of the rights offer, net debt was US$2.5 billion.

Operating review for the quarter ended December 2008 compared to the quarter ended December 2007

Sappi Fine Paper

	Quarter ended Dec 2008 US$ million	Quarter ended Sept 2007 US$ million	% change	Quarter ended Sept 2008 US$ million
Sales	998	1,109	(10.0)	1,222
Operating profit	8	31	(74.2)	(80)
Operating profit to sales (%)	0.8	2.8	–	(6.5)
Special items	–	–	–	124
Operating profit excluding special items	8	31	(74.2)	44
Operating profit excluding special items to sales (%)	0.8	2.8	–	3.6
EBITDA excluding special items	74	106	(30.2)	118
EBITDA excluding special items to sales (%)	7.4	9.6	–	9.7
RONOA pa (%)	1.1	3.9	–	5.6

Europe

	Quarter ended Dec 2008 US$ million	Quarter ended Dec 2007 US$ million	% change (US$)	% change (Euro)	Quarter ended Sept 2008 US$ million
Sales	561	638	(12.1)	(5.1)	680
Operating profit	13	19	(31.6)	(23.4)	(111)
Operating profit to sales (%)	2.3	3.0	–	–	(16.3)
Special items	–	(2)	–	–	123
Operating profit excluding special items	13	17	(23.5)	(14.4)	12
Operating profit excluding special items to sales (%)	2.3	2.7	–	–	1.8
EBITDA excluding special items	50	62	(19.4)	(13.1)	57
EBITDA excluding special items to sales (%)	8.9	9.7	–	–	8.4
RONOA pa (%)	3.1	3.5	–	–	2.5

Volumes for the quarter were affected by deteriorating market conditions. The latest available industry statistics for the quarter show an 11% year on year decline in coated woodfree paper deliveries in Europe for the quarter. We took significant downtime in December to match supply to demand, which had an unfavourable impact on margins.

We realised higher prices in Euro terms during the quarter with the average up 7% compared to a year earlier.

Input prices are declining, particularly for pulp and energy; however, we will only benefit once higher-priced raw material inventories have been utilised.

Blackburn Mill and Maastricht Mill's Paper Machine No 5 ceased production during the quarter, reducing our capacity of coated fine paper by 190,000 tons. The charges related to these closures were reported in the quarter ended September 2008.



North America

	Quarter ended Dec 2008 US$ million	Quarter ended Sept 2007 US$ million	% change	Quarter ended Sept 2008 US$ million
Sales	363	384	(5.5)	433
Operating profit	(7)	11	(163.6)	30
Operating profit to sales (%)	(1.9)	2.9	–	6.9
Special items	–	2	–	1
Operating profit excluding special items	(7)	13	(153.8)	31
Operating profit excluding special items to sales (%)	(1.9)	3.4	–	7.2
EBITDA excluding special items	19	40	(52.5)	57
EBITDA excluding special items to sales (%)	5.2	10.4	–	13.2
RONOA pa (%)	(2.6)	5.0	–	11.5

Demand declined sharply during the quarter for both paper and pulp and we curtailed a significant amount of output to match the reduced demand. Industry shipments of coated fine paper show a decline of 18% year on year for the quarter.

Prices for coated paper came under pressure towards the end of the quarter. Prices realised for pulp, however, collapsed in line with the NBSK prices. Demand for pulp also declined sharply.

Major planned maintenance outages at the pulp mills, early in the quarter, had a further unfavourable impact on operating profit in the quarter.

South Africa

	Quarter ended Dec 2008 US$ million	Quarter ended Dec 2007 US$ million	% change (US$)	% change (Rand)	Quarter ended Sept 2008 US$ million
Sales	74	87	(14.9)	24.4	109
Operating profit	2	1	100	185.7	1
Operating profit to sales (%)	2.7	1.1	–	–	0.9
Special items	–	–	–	–	–
Operating profit excluding special items	2	1	100	185.7	1
Operating profit excluding special items to sales (%)	2.7	1.1	–	–	0.9
EBITDA excluding special items	5	4	25	81.5	4
EBITDA excluding special items to sales (%)	6.8	4.6	–	–	3.7
RONOA pa (%)	5.7	2.6	–	–	3.4

Sales volumes for the quarter were similar to a year earlier despite signs of weakening demand. In local currency, prices were above last year. High input costs continued to put pressure on margins.



Forest Products

	Quarter ended Dec 2008 US$ million	Quarter ended Dec 2007 US$ million	% change (US$)	% change (Rand)	Quarter ended Sept 2008 US$ million
Sales	189	268	(29.5)	3.0	297
Operating profit	49	55	(10.9)	30.1	106
Operating profit to sales (%)	25.9	20.5	–	–	35.7
Special items	(32)	1	–	–	(60)
Operating profit excluding special items	17	56	(69.6)	(55.5)	46
Operating profit excluding special items to sales (%)	9.0	20.9	–	–	15.5
EBITDA excluding special items	32	77	(58.4)	(55.5)	63
EBITDA excluding special items to sales (%)	16.9	28.7	–	–	21.2
RONOA pa (%)	4.3	12.9	–	–	10.7

Although the domestic sales of newsprint and packaging paper were lower than a year ago, prices in Rand terms improved. The chemical cellulose business, however, was impacted by a substantial reduction in demand as from December as a result of reduced demand for textiles, particularly in Asia. Prices for chemical cellulose also fell, in line with NBSK prices which fell more than US$200 per ton during the quarter. The approximately 30% decline of the exchange rate of the Rand relative to the US Dollar from the September to the December quarter offset the US Dollar decline in NBSK prices. This, however, was not sufficient to offset the combined effect of the sharp decline in pulp prices, lower demand for chemical cellulose pulp and high input costs.

Production during the quarter was reduced by maintenance shuts at Ngodwana Mill and Usutu Mill and as a result of a gas leak at Saiccor Mill.

European acquisition

The European acquisition for an enterprise value of Euro 750 million, was completed on 31 December 2008, which was after our quarter end and is subject to minor adjustments for working capital and assumed debt. Payment for the business comprised cash of Euro 400 million from the proceeds of the rights offer conducted during the quarter (see Note 1), vendor loan notes of Euro 220 million, with the balance made up of 11 million Sappi shares and assumed debt.

Action Plan and Outlook

The sharp decline in demand and the inventory reductions in the downstream supply chains for our products in the latter part of the last quarter has continued in January in most of our businesses. The impact on the sales of chemical cellulose was particularly sudden and is continuing.

In Europe demand for coated graphic paper was particularly weak in the first half of January. We curtailed output by about 25% in January and will continue to match output to demand going forward. M-real has announced that it will cease coated graphic paper production at Gohrsmühle and Hallein mills, which have a capacity of 640,000 tons, by the end of April, which is expected to improve the industry supply/demand balance. Pricing for coated paper in Europe remains firm.

The integration of the European acquisition is proceeding well. The focus remains on customer relations and service, engaging our new and existing employees, integration of systems and delivery of synergies. The enlarged business gives us greater flexibility to manage our output to match demand, to negotiate improved input prices and to improve our service and product offering to customers. Although current market conditions, and particularly a slow-down in demand, will make it more difficult to realise the synergies in the short term, we remain confident that we should deliver the targeted Euro 120 million per annum of synergies within 3 years.

In North America demand for coated paper was very low in the first weeks of January accompanied by downward pressure on pricing. We continue to curtail production to match output to demand. In addition, the weakness of pulp demand and the fall in pulp prices will impact the region's profitability as it is a net seller of pulp. Release paper is also experiencing weak markets particularly in China and to the US motor industry. The North American business has taken steps to reduce its overhead costs and is exploring all means to further streamline its operations to reduce its cost base.

We expect the Southern African fine paper and packaging paper businesses to continue to perform moderately well. Demand in the local market has weakened less than global markets generally. We have taken and will continue to take commercial downtime when necessary. The viscose grade chemical cellulose and other exports, however, continue to be significantly affected by the major fall in demand and sharp fall in prices which has continued into the current quarter. The additional capacity at Saiccor following the commissioning of the expansion in September 2008 is not being utilised. We are therefore shutting certain elements of the old plant to reduce output to match demand while utilising the more efficient new plant as much as possible.

We expect input prices to continue to decline and for the reduction in our variable costs to accelerate as our higher cost inventories are utilised. We continue to focus on managing input price reductions and more efficient usage of raw materials. Curtailing output is likely to result in less efficient usage of raw materials, which will slow the expected reduction in input costs. The European business, which is a major pulp buyer, should benefit from the sharp fall in pulp prices. NBSK prices declined to US$610 per ton in January from an average of US$739 for the quarter ended December 2008 and US$885 for the quarter ended September 2008. The other regions will, however, be unfavourably impacted by this. Following the European acquisition the group is a net buyer of pulp. Our level of pulp integration is now approximately 92%.

Our short term outlook is for difficult global economic conditions to continue and for these to be reflected in demand for our products and our operating results. We do, however, expect some improvement in demand levels from the very low levels experienced late last quarter and in the first part of January. The operating profit excluding special items for the quarter ending March 2009 is expected to remain weak.

We will continue to prioritise cash flow management including managing inventory levels and reducing capital expenditure to the minimum level needed to keep our assets in good condition.

We have implemented a number of actions which position the group well going forward, and we will continue to act decisively to manage our business through the current turmoil.

The greater flexibility to manage output following the European acquisition, the improved efficiency of the Saiccor mill combined with our actions to reduce input costs and reduction of fixed costs will all help deal with current tough market conditions.

When market conditions improve, both the European acquisition and the Saiccor expansion will help us to achieve the improvement in return on capital employed which we target.

On behalf of the board

| R J Boëttger | M R Thompson | |
| Director | Director | 02 February 2009 |

sappi limited
(Registration number 1936/008963/06)
Issuer Code: SAVVI
JSE Code: SAP
ISIN: ZAE000006284

Other information *(this information has not been reviewed)*

special items

Special items cover those items which management believe are material by nature or amount to the operating results and require separate disclosure. Such items would generally include profit or loss on disposal of property, investments and businesses, asset impairments, restructuring charges, financial impacts of natural disasters and non-cash gains or losses on the price fair value adjustment of plantations.

Special items, excluding interest and tax effects, for the relevant periods are:

	Quarter ended Dec 2008 US$ million	Quarter ended Dec 2007 US$ million
Plantation price fair value adjustment	(34)	1
Restructuring provisions raised (released)	–	(1)
Profit on disposal of property, plant & equipment	(1)	(1)
Asset impairments	3	2
	(32)	1

key regional figures

		Quarter ended Dec 2008 Metric tons (000's)	Quarter ended Dec 2007 Metric tons (000's)
Sales volume			
Fine Paper –	North America	330	373
	Europe	556	624
	Southern Africa	77	76
	Total	963	1,073
Forest Products –	Pulp and paper operations	279	345
	Forestry operations	242	200
Total		1,484	1,618
		US$ million	US$ million
Sales			
Fine Paper –	North America	363	384
	Europe	561	638
	Southern Africa	74	87
	Total	998	1,109
Forest Products –	Pulp and paper operations	174	252
	Forestry operations	15	16
Total		1,187	1,377



Other information *(this information has not been reviewed)*

		Quarter ended Dec 2008 US$ million	Quarter ended Dec 2007 US$ million
Operating profit			
Fine Paper –	North America	(7)	11
	Europe	13	19
	Southern Africa	2	1
	Total	8	31
Forest Products		49	55
Corporate and other		–	5
Total		57	91
Special items – (gains) losses			
Fine Paper –	North America	–	2
	Europe	–	(2)
	Total	–	–
Forest Products		(32)	1
Total		(32)	1
Operating profit excluding special items			
Fine Paper –	North America	(7)	13
	Europe	13	17
	Southern Africa	2	1
	Total	8	31
Forest Products		17	56
Corporate and other		–	5
Total		25	92
EBITDA excluding special items			
Fine Paper –	North America	19	40
	Europe	50	62
	Southern Africa	5	4
	Total	74	106
Forest Products		32	77
Corporate and other		–	5
Total		106	188

forward-looking statements

Certain statements in this release that are neither reported financial results nor other historical information, are forward-looking statements, including but not limited to statements that are predictions of or indicate future earnings, savings, synergies, events, trends, plans or objectives. Undue reliance should not be placed on such statements because, by their nature, they are subject to known and unknown risks and uncertainties and can be affected by other factors, that could cause actual results and company plans and objectives to differ materially from those expressed or implied in the forward-looking statements (or from past results). Such risks, uncertainties and factors include, but are not limited to, the impact of the global economic downturn, the risk that the European acquisition will not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected, expected revenue synergies and cost savings from the acquisition may not be fully realized or realized within the expected time frame, revenues following the acquisition may be lower than expected, any anticipated benefits from the consolidation of the European paper business may not be achieved, the highly cyclical nature of the pulp and paper industry (and the factors that contribute to such cyclicality, such as levels of demand, production capacity, production, input costs including raw material, energy and employee costs, and pricing), adverse changes in the markets for the group's products, consequences of substantial leverage, including as a result of adverse changes in credit markets that affect our ability to raise capital when needed, changing regulatory requirements, unanticipated production disruptions (including as a result of planned or unexpected power outages), economic and political conditions in international markets, the impact of investments, acquisitions and dispositions (including related financing), any delays, unexpected costs or other problems experienced with integrating acquisitions and achieving expected savings and synergies and currency fluctuations. The company undertakes no obligation to publicly update or revise any of these forward-looking statements, whether to reflect new information or future events or circumstances or otherwise.

We have included in this announcement an estimate of total synergies from the acquisition of M-real's coated graphic paper business and the integration of the acquired business into our existing business. The estimate of synergies that we expect to achieve following the completion of the acquisition is based on assumptions which in the view of our management were prepared on a reasonable basis, reflect the best currently available estimates and judgments, and present, to the best of our management's knowledge and belief, the expected course of action and the expected future financial impact on our performance due to the acquisition. However, the assumptions about these expected synergies are inherently uncertain and, though considered reasonable by management as of the date of preparation, are subject to a wide variety of significant business, economic and competitive risks and uncertainties that could cause actual results to differ materially from those contained in this estimate of synergies. There can be no assurance that we will be able to successfully implement the strategic or operational initiatives that are intended, or realise the estimated synergies. This synergy estimate is not a profit forecast or a profit estimate and should not be treated as such or relied on by shareholders or prospective investors to calculate the likely level of profits or losses for Sappi for fiscal 2009 or beyond.

Group income statement



	Notes	Reviewed Quarter ended Dec 2008 US$ million	Reviewed Quarter ended Dec 2007 US$ million	% change
Sales		1,187	1,377	(14)
Cost of sales		1,042	1,197	
Gross profit		145	180	(19)
Selling, general & administrative expenses		86	92	
Other operating expenses		3	1	
Share of profit from associates and joint ventures		(1)	(4)	
Operating profit	3	57	91	(37)
Net finance costs		21	28	
Net interest		31	37	
Finance cost capitalised		–	(9)	
Net foreign exchange gains		(7)	(1)	
Net fair value (gain) loss on financial instruments		(3)	1	
Profit before taxation		36	63	(43)
Taxation		13	21	
Current		10	3	
Deferred		3	18	
Profit for the period		23	42	(45)
Basic earnings per share (US cents)	1	6	12	
Weighted average number of shares in issue (millions)	1	383.0	361.6	
Diluted basic earnings per share (US cents)	1	6	12	
Weighted average number of shares on fully diluted basis (millions)	1	385.5	365.0	

Group balance sheet

	Reviewed Dec 2008 US$ million	Reviewed Sept 2008 US$ million
ASSETS		
Non-current assets	4,049	4,408
Property, plant and equipment	3,081	3,361
Plantations	558	631
Deferred taxation	48	41
Other non-current assets	362	375
Current assets	2,275	1,701
Inventories	766	725
Trade and other receivables	568	702
Cash and cash equivalents	941	274
Total assets	6,324	6,109
EQUITY AND LIABILITIES		
Shareholders' equity		
Ordinary shareholders' interest	1,863	1,605
Non-current liabilities	2,503	2,578
Interest-bearing borrowings	1,819	1,832
Deferred taxation	354	399
Other non-current liabilities	330	347
Current liabilities	1,958	1,926
Interest-bearing borrowings	1,058	821
Bank overdraft	29	26
Other current liabilities	801	1,025
Taxation payable	70	54
Total equity and liabilities	6,324	6,109
Number of shares in issue at balance sheet date (millions)	504.8	229.2



Group cash flow statement

	Reviewed Quarter ended Dec 2008 US$ million	Reviewed Quarter ended Dec 2007 US$ million
Profit for the period	23	42
Adjustment for:		
Depreciation, fellings and amortisation	97	117
Taxation	13	21
Net finance costs	21	28
Post employment benefits	(8)	(14)
Other non-cash items	(51)	(39)
Cash generated from operations	95	155
Movement in working capital	(96)	(133)
Net finance costs	(44)	(59)
Taxation recovered (paid)	1	(7)
Dividends paid *	(37)	–
Cash utilised in operating activities	(81)	(44)
Cash utilised in investing activities	(40)	(89)
	(121)	(133)
Cash effects of financing activities	793	223
Net movement in cash and cash equivalents	672	90

Dividend no 85: 16 US cents per share paid on 28 November 2008

Group statement of recognised income and expense

	Reviewed Quarter ended Dec 2008 US$ million	Reviewed Quarter ended Dec 2007 US$ million
Exchange differences on translation of foreign operations	(293)	(10)
Unrealised gain on cash flow hedge	32	–
Tax effect of cash flow hedge	(9)	2
Net expense recorded directly in equity	(270)	(8)
Profit for the period	23	42
Total recognised (expense) income for the period	(247)	34

Notes to the group results

1. **Basis of preparation**

    The condensed financial statements have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting. The accounting policies and methods of computation used in the preparation of the results are consistent, in all material respects, with those used in the annual financial statements for September 2008 which are compliant with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board.

    The preliminary results for the three month period ended December 2008 as set out on pages 13 to 18 have been reviewed in terms of the International Standard on Review Engagements 2410 by the group's auditors, Deloitte & Touche. Their unmodified review report is available for inspection at the company's registered offices.

    In November and December 2008, Sappi conducted a renounceable rights offer of 286,886,270 new ordinary shares of ZAR1.00 each to qualifying Sappi shareholders recorded in the shareholders register at the close of business on Friday 21 November 2008, at a subscription price of ZAR20.27 per rights offer share in the ratio of 6 rights offer shares for every 5 Sappi shares held. The rights offer was fully subscribed and the shareholders received their shares on 15 December 2008. The rights offer raised ZAR5,8 billion which was used to partly finance the acquisition of the coated graphic paper business of M-real and the related costs.

    Following the rights offer, prior period Basic and Diluted earnings per share have been restated for the bonus element of the rights offer in accordance with IAS 33. Please refer to page 19, Supplemental Information for a summary of this calculation.

2. **Reconciliation of movement in shareholders' equity**

	Reviewed Quarter ended Dec 2008 US$ million	Reviewed Quarter ended Dec 2007 US$ million
Balance – beginning of period	1,605	1,816
Total recognised (expense) income for the period	(247)	34
Dividends declared	(37)	(73)
Rights issue net of directly attributable costs	536	–
Transfers to participants of the share purchase trust	3	2
Share based payment reserve	3	2
Balance – end of period	**1,863**	1,781

3. **Operating profit**

	Reviewed Quarter ended Dec 2008 US$ million	Reviewed Quarter ended Dec 2007 US$ million
Included in operating profit are the following non-cash items:		
Depreciation and amortisation	81	96
Fair value adjustment on plantations (included in cost of sales)		
Changes in volume		
Fellings	16	21
Growth	(16)	(18)
	–	3
Plantation price fair value adjustment	(34)	1
	(34)	4
Included in other operating expenses are the following:		
Asset impairments	3	2
Profit on disposal of property, plant & equipment	(1)	(1)
Restructuring provisions released	–	(1)



Notes to the group results

	Reviewed Quarter ended Dec 2008 US$ million	Reviewed Quarter ended Dec 2007 US$ million
4. Headline earnings per share *		
Headline earnings per share (US cents) **	7	12
Weighted average number of shares in issue (millions) **	383.0	361.6
Diluted headline earnings per share (US cents) **	6	12
Weighted average number of shares on fully diluted basis (millions) **	385.5	365.0
Calculation of Headline earnings *		
Profit for the period	23	42
Asset impairments	3	2
Profit on disposal of property, plant & equipment	(1)	–
Tax effect of above items	–	–
Headline earnings	25	44

* Headline earnings disclosure is required by the JSE Limited.

** Prior period headline earnings per share has been restated for the bonus element of the rights offer in accordance with IAS 33. Please refer to page 19, Supplemental Information for a summary of this calculation.

5. Capital expenditure		
Property, plant and equipment	47	109

	Dec 2008 US$ million	Sept 2008 US$ million
6. Capital commitments		
Contracted	111	76
Approved but not contracted	178	130
	289	206
7. Contingent liabilities		
Guarantees and suretyships	44	38
Other contingent liabilities	7	7
	51	45

8. Material balance sheet movements

Plantations

The decrease in the value of plantations arises upon translation of the plantations from Rands to US Dollars.

Trade and other receivables and other current liabilities.

The lower operating performance has resulted in a reduction of both trade payables and trade receivables.

Interest-bearing borrowings and cash and cash equivalents

Included in cash and cash equivalents is US$532 million which is the net cash proceeds from the rights issue (after directly attributable costs). During the quarter, the group also drew down US$70 million of its committed facilities.

9. Subsequent events

The acquisition of M-real's coated graphic paper business for an enterprise value of Euro 750 million, was completed on 31 December 2008, which was after our quarter end and is subject to minor adjustments for working capital and assumed debt. Payment for the business comprised cash of Euro 400 million from the proceeds of the rights offer conducted during the quarter (see Note 1), vendor loan notes of Euro 220 million, with the balance made up of 11 million Sappi shares and assumed debt.

Notes to the group results

	Reviewed Quarter ended Dec 2008 US$ million	Reviewed Quarter ended Dec 2007 US$ million	% change
10. Regional information			
Sales			
Fine Paper – North America	363	384	(5)
Europe	561	638	(12)
Southern Africa	74	87	(15)
Total	998	1,109	(10)
Forest Products – Pulp and paper operations	174	252	(31)
Forestry operations	15	16	(6)
Total	1,187	1,377	(14)
Operating profit			
Fine Paper – North America	(7)	11	–
Europe	13	19	(32)
Southern Africa	2	1	100
Total	8	31	(74)
Forest Products	49	55	(11)
Corporate and other	–	5	–
Total	57	91	(37)
Net operating assets			
Fine Paper – North America	1,100	1,029	7
Europe	1,599	1,991	(20)
Southern Africa	170	153	11
Total	2,869	3,173	(10)
Forest Products	1,456	1,830	(20)
Corporate and other	139	(38)	–
Total	4,464	4,965	(10)



Supplemental Information *(this information has not been reviewed)*

general definitions

Average – averages are calculated as the sum of the opening and closing balances for the relevant period divided by two

Fellings – the amount charged against the income statement representing the standing value of the plantations harvested

NBSK – Northern Bleached Softwood Kraft pulp. One of the main varieties of market pulp, mainly produced from spruce trees in Scandinavia, Canada and north eastern USA. The NBSK is a benchmark widely used in the pulp and paper industry for comparative purposes

SG&A – selling, general and administrative expenses

Non-GAAP measures

The group believes that it is useful to report certain non-GAAP measures for the following reasons:

– these measures are used by the group for internal performance analysis;

– the presentation by the group's reported business segments of these measures facilitates comparability with other companies in our industry, although the group's measures may not be comparable with similarly titled profit measurements reported by other companies; and

– it is useful in connection with discussion with the investment analyst community and debt rating agencies.

These non-GAAP measures should not be considered in isolation or construed as a substitute for GAAP measures in accordance with IFRS

Capital employed – shareholders' equity plus net debt

EBITDA excluding special items – earnings before interest (net finance costs), taxation, depreciation, amortisation and special items

European acquisition – the aquisition of M-real's coated graphic business on 31 December 2008

Headline earnings – as defined in circular 8/2007 issued by the South African Institute of Chartered Accountants, separates from earnings all separately identifiable re-measurements. It is not necessarily a measure of sustainable earnings. It is a listing requirement of the JSE Limited to disclose headline earnings per share

Net debt – current and non-current interest-bearing borrowings, and bank overdraft (net of cash, cash equivalents and short-term deposits)

Net debt to total capitalisation – net debt divided by capital employed

Net operating assets – total assets (excluding deferred taxation and cash and cash equivalents) less current liabilities (excluding interest-bearing borrowings and bank overdraft)

Net assets – total assets less total liabilities

Net asset value per share – net assets divided by the number of shares in issue at balance sheet date

ROCE – return on average capital employed. Operating profit excluding special items divided by average capital employed

ROE – return on average equity. Profit for the period divided by average shareholders' equity

RONOA – return on average net operating assets. Operating profit excluding special items divided by average net operating assets

Special items – special items cover those items which management believe are material by nature or amount to the operating results and require separate disclosure. Such items would generally include profit or loss on disposal of property, investments and businesses, asset impairments, restructuring charges, financial impacts of natural disasters and non-cash gains or losses on the price fair value adjustment of plantations

The above financial measures are presented to assist our shareholders and the investment community in interpreting our financial results. These financial measures are regularly used and compared between companies in our industry.

Restatement of earnings per share numbers for bonus element of rights issue
In accordance with IAS 33, prior period basic, headline and diluted earnings per share have been restated to take into account the bonus element of the rights offer. The prior period weighted average number of shares has been adjusted by a factor of 1.58 (the adjustment factor) for the issuance of 286,886,270 new ordinary shares of ZAR1.00 each, at a subscription price of ZAR20.27 per rights offer share in the ratio of 6 rights offer shares for every 5 Sappi shares held. The adjustment factor is calculated using the pre-announcement share price divided by the theoretical ex-rights price (TERP). TERP is the [(Number of new shares multiplied by the Subscription price) plus the (Number of shares held multiplied by the *Ex*-dividend share price)] all divided by the (Number of new shares plus the number of shares held prior to the rights offer).

Supplemental Information *(this information has not been reviewed)*

EBITDA excluding special items

	Quarter ended Dec 2008 US$ million	Quarter ended Dec 2007 US$ million
Reconciliation of profit for the period to EBITDA excluding special items [1]		
Profit for the period	23	42
Net finance costs	21	28
Taxation	13	21
Special items – (gains) losses	(32)	1
Operating profit excluding special items	25	92
Depreciation and amortisation	81	96
EBITDA excluding special items [1]	106	188

	Dec 2008 US$ million	Sept 2008 US$ million
Net debt including cash from rights offer (US$ million) [2]	1,965	2,405
Net debt excluding cash from rights offer (US$ million) [2]	2,497	2,405
Net debt to total capitalisation [2] including rights offer cash	51.3	60.0
Net debt to total capitalisation [2] excluding rights offer cash	57.3	60.0
Net asset value per share (US$) [2]	3.69	7.00

[1] In connection with the U.S. Securities Exchange Commission ("SEC") rules relating to "Conditions for Use of Non-GAAP Financial Measures", we have reconciled EBITDA excluding special items to net profit rather than operating profit. As a result our definition retains minority interest as part of EBITDA excluding special items.

Operating profit excluding special items represents earnings before interest (net finance costs), taxation and special items. Net finance costs includes: gross interest paid; interest received; interest capitalised; net foreign exchange gains; and net fair value adjustments on interest rate financial instruments. See the group income statement for an explanation of the computation of net finance costs. Special items cover those items which management believe are material by nature or amount to the operating results and require separate disclosure. Such items would generally include profit and loss on disposal of property, investments and businesses, asset impairments, restructuring charges, financial impacts of natural disasters and non-cash gains or losses on the price fair value adjustment of plantations.

EBITDA excluding special items represents operating profit before depreciation, amortisation and special items.

We use both operating profit excluding special items and EBITDA excluding special items as internal measures of performance to benchmark and compare performance, both between our own operations and as against other companies. Operating profit excluding special items and EBITDA excluding special items are measures used by the group, together with measures of performance under IFRS, to compare the relative performance of operations in planning, budgeting and reviewing the performances of various businesses. We believe they are useful and commonly used measures of financial performance in addition to net profit, operating profit and other profitability measures under IFRS because they facilitate operating performance comparisons from period to period and company to company. By eliminating potential differences in results of operations between periods or companies caused by factors such as depreciation and amortisation methods, historic cost and age of assets, financing and capital structures and taxation positions or regimes, we believe both operating profit excluding special items and EBITDA excluding special items can provide a useful additional basis for comparing the current performance of the operations being evaluated. For these reasons, we believe operating profit excluding special items and EBITDA excluding special items and similar measures are regularly used by the investment community as a means of comparison of companies in our industry. Different companies and analysts may calculate operating profit excluding special items and EBITDA excluding special items differently, so making comparisons among companies on this basis should be done very carefully. Operating profit excluding special items and EBITDA excluding special items are not measures of performance under IFRS and should not be considered in isolation or construed as a substitute for operating profit or net profit as indicators of the company's operations in accordance with IFRS.

[2] Refer to page 19, Supplemental Information for the definition of the term.



Supplemental Information (this information has not been reviewed)

summary rand convenience translation

	Quarter ended Dec 2008	Quarter ended Dec 2007	% change
Key figures: (ZAR million)			
Sales	11,702	9,293	26
Operating profit	562	614	(8)
Special items – (gains) losses *	(315)	7	–
Operating profit excluding special items	246	621	(60)
EBITDA excluding special items *	1,045	1,269	(18)
Basic EPS (SA cents)	59	81	(27)
Net debt * including rights offer cash	19,090	16,983	12
Net debt * excluding rights offer cash	24,258	16,983	43
Key ratios: (%)			
Operating profit to sales	4.8	6.6	
Operating profit excluding special items to sales	2.1	6.7	
Operating profit excluding special items to Capital Employed (ROCE)	1.8	5.8	
EBITDA excluding special items to sales	8.9	13.7	
Net debt to total capitalisation * including rights offer cash	51.3	58.3	
Net debt to total capitalisation * excluding rights offer cash	57.3	58.3	

* Refer to page 19, Supplemental Information for the definition of the term.

The above financial results have been translated into ZAR from US Dollars as follows:

– Assets and liabilities at rates of exchange ruling at period end; and

– Income, expenditure and cash flow items at average exchange rates.

exchange rates

	Dec 2008	Sept 2008	June 2008	March 2008	Dec 2007
Exchange rates:					
Period end rate: US$1 = ZAR	9.7148	8.0751	7.9145	8.1432	6.8068
Average rate for the Quarter: US$1 = ZAR	9.8584	7.8150	7.8385	7.4593	6.7488
Average rate for the YTD: US$1 = ZAR	9.8584	7.4294	7.3236	7.1465	6.7488
Period end rate: EUR 1 = US$	1.4064	1.4615	1.5795	1.5802	1.4717
Average rate for the Quarter: EUR 1 = US$	1.3471	1.5228	1.5747	1.5006	1.4556
Average rate for the YTD: EUR 1 = US$	1.3471	1.5064	1.5071	1.4790	1.4556

The financial results of entities with reporting currencies other than the US Dollar are translated into US Dollars as follows:

– Assets and liabilities at rates of exchange ruling at period end; and

– Income, expenditure and cash flow items at average exchange rates.

Sappi ordinary shares* (JSE: SAP)



US Dollar share price conversion*



Historic share prices revised to reflect rights offer



Notes

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Other interested parties can obtain printed copies of this report from:

South Africa:

Computershare Investor
Services (Proprietary) Limited
70 Marshall Street
Johannesburg 2001
PO Box 61051
Marshalltown 2107
Tel +27 (0)11 370 5000

United States:
ADR Depositary:

The Bank of New York Mellon
Investor Relations
PO Box 11258
Church Street Station
New York, NY 10286-1258
Tel +1 610 382 7836

Channel Islands:

Capita Registrars
(Jersey) Limited
12 Castle Street
St Helier,
Jersey
JE2 3RT
Tel +44 (0)208 639 3399

this report is available on the Sappi website
www.sappi.com

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 5, 2009

SAPPI LIMITED,

By: /s/M. R. Thompson
Name: M. R. Thompson
Title: Chief Financial Officer